EXHIBIT 3.14

CERTIFICATE OF FORMATION
OF
NISKA GAS STORAGE LLC

This Certificate of Formation of Niska Gas Storage LLC, dated as of May 4th, 2006, is being duly executed and filed by Mary A. Viviano, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code §18-101, et seq.).

1.                                      NAME

The name of the limited liability company is Niska Gas Storage LLC (the “LLC”).

2.                                      REGISTERED OFFICE AND AGENT

The address of the LLC’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Niska Gas Storage LLC by Mary A. Viviano as an authorized person, this 4th day of May 2006.

By:	/s/ Mary A. Viviano
Authorized Person